UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

TD Ameritrade Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87236Y 10 8

(CUSIP Number)

Norie C. Campbell, Esq.

The Toronto-Dominion Bank

Toronto-Dominion Centre

P.O. Box 1

Toronto, Ontario M5K IA2

(416) 308-6963

Copy to:

Lee Meyerson, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note: This statement is being filed by The Toronto-Dominion Bank, TD Group US Holdings LLC and TD Luxembourg International Holdings S.à r.l. to update the information in Schedule I to Amendment No. 20 to the Statement filed on September 20, 2017.

Item 1: Security and Issuer

This Amendment No. 21 hereby amends and supplements the statement of beneficial ownership on Schedule 13D relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Ameritrade Holding Corporation, a Delaware corporation (the “Issuer”), initially filed on January 25, 2006, as amended by Amendment No. 1 thereto filed on February 24, 2006, Amendment No. 2 thereto filed on April 14, 2006, Amendment No. 3 thereto filed on May 5, 2006, Amendment No. 4 thereto filed on May 11, 2006, Amendment No. 5 thereto filed on May 19, 2006, Amendment No. 6 thereto filed on May 26, 2006, Amendment No. 7 thereto filed on September 14, 2006, Amendment No. 8 thereto filed on February 5, 2009, Amendment No. 9 thereto filed on August 13, 2010, Amendment No. 10 thereto filed on January 20, 2011, Amendment No. 11 thereto filed on February 10, 2011, Amendment No. 12 thereto filed on February 24, 2011, Amendment No. 13 thereto filed on November 8, 2011, Amendment No. 14 thereto filed on March 16, 2012, Amendment No. 15 thereto filed on May 15, 2013, Amendment No. 16 thereto filed on December 6, 2013, Amendment No. 17 thereto filed on December 9, 2013, Amendment No. 18 thereto filed on February 14, 2014, Amendment No. 19 thereto filed on February 4, 2016 and Amendment No. 20 thereto filed on September 20, 2017 (as amended, and as it may be further amended from time to time, this “Statement”), by the Reporting Persons (as defined in Item 2 hereof) with respect to the items set forth below. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 21 shall have the respective meanings herein as are ascribed to such terms in the Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2017

THE TORONTO-DOMINION BANK

By:	/s/ Barbara Hooper
Name:	Barbara Hooper
Title:	EVP, Treasury and Balance Sheet Management

TD GROUP US HOLDINGS LLC

By:	/s/ Stephan Schenk
Name:	Stephan Schenk
Title:	President & CEO

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.À R.L.

By:	/s/ Yves Sawaya
Name:	Yves Sawaya
Title:	Board Manager

SCHEDULE I

INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS

OF THE TD ENTITIES

Schedule I to the Schedule 13D Filing is hereby amended and restated as follows:

Name	Present Principal Occupation or Employment and Address

THE TORONTO-DOMINION BANK

DIRECTORS

William E. Bennett (US Citizen)	Corporate Director and former President, Director and Chief Executive Officer, Draper & Kramer, Inc. 55 West Monroe Street Suite 2530 Chicago, Illinois 60603-5008

Amy W. Brinkley (US Citizen)	Consultant, AWB Consulting, LLC 2225 Sharon Lane Charlotte, North Carolina 28211

Brian C. Ferguson (Canadian Citizen)	President & Chief Executive Officer Cenovus Energy Inc. 500 Centre Street SE P.O. Box 766 Calgary, Alberta T2P 0M5

Colleen A. Goggins (US Citizen)	Corporate Director and retired Worldwide Chairman, Consumer Group, Johnson & Johnson 7 Constitution Hill East Princeton, New Jersey 08540

Mary Jo Haddad (Canadian Citizen)	Corporate Director and retired President and Chief Executive Officer, The Hospital for Sick Children 1320 King Henry Court Oakville, Ontario L6M 2Y6

Jean-René Halde (Canadian Citizen)	Corporate Director and retired President and Chief Executive Officer, Business Development Bank 2813 rue des Outardes Saint-Laurent, Quebec H4R 0H5

David E. Kepler (US Citizen)	Corporate Director and retired Executive Vice President, The Dow Chemical Company 912 Turtle Cove Sanford, Michigan 48657

Brian M. Levitt (Canadian Citizen)	Chairman of the Board The Toronto-Dominion Bank P.O. Box 1 TD Bank Tower, 4th Floor, 66 Wellington Street West Toronto, Ontario M5K 1A2

Alan N. MacGibbon (Canadian Citizen)	Corporate Director and non-executive Vice Chair, Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, Ontario M5X 1B8

Karen E. Maidment (Canadian Citizen)	Corporate Director and former Chief Financial and Administrative Officer BMO Financial Group 92 Salisbury Avenue Cambridge, Ontario N1S 1J5

Bharat B. Masrani (Canadian and Great Britain Citizen)	Group President and Chief Executive Officer, The Toronto-Dominion Bank P. O. Box 1, TD Bank Tower 4th Floor, 66 Wellington Street West Toronto, Ontario M5K 1A2

Irene R. Miller (US and Canadian Citizen)	Chief Executive Officer Akim, Inc. 186 Riverside Drive, #10E New York, NY 10024

Nadir H. Mohamed (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, Rogers Communications Inc. Goodmans LLP 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7

Claude Mongeau (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, Canadian National Railway Company 195 Maplewood Ave. Outremont, Quebec H2V 2M6

EXECUTIVE OFFICERS

Riaz Ahmed (Canadian Citizen)	Group Head and Chief Financial Officer, TD Bank Group

Gregory Bryan Braca (US Citizen)	Executive Vice President, TD Bank Group and President and Chief Executive Officer, TD Bank, America’s Most Convenient Bank®

Norie Clare Campbell (Canadian Citizen)	Group Head and Chief General Counsel, TD Bank Group

Mark Russell Chauvin (Canadian Citizen)	Group Head and Chief Risk Officer, TD Bank Group

Susan Anne Cummings (Canadian and British Citizen)	Executive Vice President, Human Resources, TD Bank Group

Theresa Lynn Currie (Canadian and U.S. Citizen)	Group Head, Canadian Personal Banking, TD Bank Group

Robert Edward Dorrance (Canadian Citizen)	Group Head, Wholesale Banking, TD Bank Group and Chairman, Chief Executive Officer & President, TD Securities

Paul Campbell Douglas (Canadian Citizen)	Executive Vice President, Canadian Business Banking, TD Bank Group

Colleen Mary Johnston (Canadian Citizen)	Group Head, Direct Channels, Technology, Marketing, and Corporate Communications, TD Bank Group

Kenneth William Lalonde (Canadian Citizen)	Executive Vice President, TD Bank Group, and President and Chief Executive Officer, TD Insurance

Bharat Bhagwanji Masrani (Canadian and British Citizen)	Group President and Chief Executive Officer, TD Bank Group

Francis Joseph McKenna (Canadian Citizen)	Deputy Chair, TD Bank Group

Leovigildo Salom (U.S. Citizen)	Executive Vice President, Wealth Management, TD Bank Group

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.À R.L.

DIRECTORS

Peter Walker (Canadian and British Citizen)	Board Manager TD Luxembourg International Holdings S.à r.l. 8-10 avenue de la Gare L-1610 Luxembourg

Yves Sawaya (Canadian and French Citizen)	Board Manager TD Luxembourg International Holdings S.à r.l. 8-10 avenue de la Gare L-1610 Luxembourg